United States securities and exchange commission logo





                              January 5, 2024

       Hue Kwok Chiu
       Chief Executive Officer
       Smart Logistics Global Limited
       Unit 702, Level 7, Core B, Cyberport 3
       100 Cyberport Road
       Pokfulam, Hong Kong 999077

                                                        Re: Smart Logistics
Global Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
15, 2023
                                                            CIK No. 0001987189

       Dear Hue Kwok Chiu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our October 27,
       2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note you have removed disclosure related to how cash is transferred through your organization. Please
revise your disclosure here to provide a description of how cash is transferred through
your organization and disclose your intentions to distribute earnings or settle amounts. State
whether any transfers, dividends, or distributions have been made to date between the
holding company and its subsidiaries, or to investors, and quantify the amounts where
applicable.
 Hue Kwok Chiu
FirstName  LastNameHue   Kwok Chiu
Smart Logistics Global Limited
Comapany
January    NameSmart Logistics Global Limited
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
2. We note your revised disclosure in response to prior comment 5. Please clarify that the
         PRC government may intervene or influence your or your Hong Kong subsidiary's operations at any time.
Prospectus Summary
Overview, page 1

3. We note your response to comment 8 and reissue in part. On page 3 and 41, you indicate that "... In the ordinary course of our business, funds are transferred among our PRC subsidiaries for working capital purposes..." Please specifically disclose cash flows that have occurred between PRC subsidiaries, other subsidiaries and Holding Company for working capital purposes during the periods presented.

Summary of Risk Factors, page 3

4. We note you included an additional cross reference in your summary of risk factors in response to prior comment 9 and and reissue the comment. Please expand your summary of risk factors to disclose the risks that your corporate structure and being based in or
         having the majority of the Company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. We note your response to prior comment 10 and reissue it in part. Please revise your disclosure here to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, please include a separate header on page 6 for the disclosure regarding the CSRC approval process.
 Hue Kwok Chiu
FirstName  LastNameHue   Kwok Chiu
Smart Logistics Global Limited
Comapany
January    NameSmart Logistics Global Limited
        5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
Risk Factors
Risks Related to Doing in Business in China
The PRC government may intervene or influence our operations in China (including Hong
Kong) at any time..., page 17

6. We note your revised disclosure in response to prior comment 14. Please expand your disclosure to describe any material impact that control by the Chinese government has or may have on your business or on the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Business, page 70

7. We note your response to prior comment 28 and reissue it in part. Please revise your graphic on page 85, including small print, so that the graphic is legible.
Payment and Engagement of Truckers, page 87

8. We note your response to prior comment 17 and reissue it in part. With respect to the two loan agreements with your suppliers, please provide additional analysis as to why the loans are not material in significance pursuant to Item
601(b)(10)(i)(A) of Regulation S-K.
Management
Director and Executive Officer Compensation Table, page 98

9. Please update your executive compensation disclosure to reflect the fiscal year ended
         December 31, 2023. For guidance, refer to Item 6.B of Form 20-F. Related Party Transactions, page 100

10. Please revise your disclosure to reflect your response to prior comment 30.
Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition, page F-12

11. We note your disclosure that the customer can only obtain benefits when the goods are delivered to the destination and revenue is recognized at the point in time when delivery of goods is made and customer has accepted delivery. It appears that transportation services will likely meet the criteria for revenue recognition over time as the customer simultaneously receives and consumes the benefit as the entity performs. The customer
         benefits from the entity   s performance as it occurs if another
entity would not need to
         substantially re-perform the entity   s performance (for example,
distance already travelled)
 Hue Kwok Chiu
Smart Logistics Global Limited
January 5, 2024
Page 4
      to date. An entity should disregard any contractual provisions that restrict an entity from transferring its obligations to another entity. Tell us in detail how you considered and evaluated ASC 606-10-55-6 and concluded that recognition of revenue over time is not
      appropriate. Refer to Basis for Conclusions of ASU 2014-09     BC 126 for
additional
      guidance. Provide us with specific accounting literature that supports your accounting position. Revise your disclosures as necessary.
       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameHue Kwok Chiu
                                                            Division of
Corporation Finance
Comapany NameSmart Logistics Global Limited
                                                            Office of Energy &
Transportation
January 5, 2024 Page 4
cc:       Jane K. P. Tam, Esq.
FirstName LastName